Will H. Cai +852 3758 1210 wcai@cooley.com

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 10 to Draft Registration Statement on Form F-4 Submitted on February 3, 2023 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 8, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 10 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment No. 10 to Draft Registration Statement on Form F-4

Information Related to Bitdeer

Energy, page 212

1.	We note your response to prior comment 5 and reissue it, in part. In light of the importance of energy to your operations, please provide detail about the production of energy used at your mining datacenters. For example, discuss whether the power suppliers at each of your datacenters are coal-fired plants or hydroelectric facilities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and 212 of the Revised DRS/A.

February 10, 2023 Page 2

Bitdeer’s Directors and Executive Officers, page 215

2.	Update your total compensation paid and benefits in-kind provided to your directors and executive officers for the year ended December 31, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on page 215 of the Revised DRS/A.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 20. Related Party Transactions, page F-58

3.	We continue to consider your responses to comment 3 in your letter dated September 6, 2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.

The Company acknowledges the Staff’s comment.

General

4.	We note mention of Genesis Mining and Power Mining Pool on page 80 in your filing. Please disclose whether you or Matrixport have any direct or indirect relationship with either company.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised DRS/A.

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55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP